FORM 4

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Check box if no longer subject to
Section 16. Form 4 or Form 5 obligations may
continue. See Instruction 1(b).

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person*	2. Issuer Name and Ticker or Trading Symbol	6. Relationship of Reporting Person

Kinney Jon C	Illinois Tool Works (ITW)	to Issuer (Check all applicable)

(Last) (First) (Middle)		Director 10% Owner

Officer (give title below)
	3. IRS Identification Number of Reporting Person, if an Entity (Voluntary)	Other (specify below)

3600 West Lake Avenue		Senior Vice President & CFO
(Street)

	4. Statement for Month/Year	7. Individual or Joint/Group Filing
Glenview, IL 60025	August 23, 2002	(Check applicable line)
(City) (State) (Zip)		Form Filed by One Reporting Person

Form Filed by More than One Reporting Person
5. If Amendment, Date of Original (Month/Year)

TABLE I — NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED

				4. Securities Acquired (A)
		3. Transaction Code		or Disposed of (D)
	2. Transaction Date	(Instr. 8)		(Instr. 3, 4 and 5)

					(A)
					or
1. Title of Security (Instr. 3)	(Month/Day/Year)	Code	V	Amount	(D)	Price

Common Stock	8/21/02	M		8,911	A	18.1875

Common Stock	8/21/02	F		2,380	D	68.10

Common Stock	8/22/02	M		5,089	A	18.1875

Common Stock	8/22/02	S		1,889	D	69.10

Common Stock	8/22/02	S		2,600	D	68.89

Common Stock	8/22/02	S		600	D	69.09
Common Stock

[Additional columns below]

[Continued from above table]

5. Amount of	6. Ownership Form:
Securities Beneficially	Direct (D) or	7. Nature of Indirect
Owned at End of Month	Indirect (I)	Beneficial Ownership
(Instr. 3 and 4)	(Instr. 4)	(Instr. 4)

8,913	D
4,733	I	*

* Shares allocated to my account in the Illinois Tool Works Inc. Savings & Investment Plan. Information reported as of 8/21/02.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*If the form is filed by more than one reporting person, see Instruction 4(b)(v).

Potential persons who are to respond to the collection of information contained in this form are not required
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FORM 4 (CONTINUED)

TABLE II — DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
(E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

						5. Number of
						Derivative
						Securities
						Acquired (A) or
			4. Transaction			Disposed of (D)
			Code			(Instr. 3, 4,
	2. Conversion or		(Instr. 8)			and 5)
1. Title of Derivative	Exercise Price of	3. Transaction Date
Security (Instr. 3)	Derivative Security	(Month/Day/Year)	Code	V	(A)	(D)

Employee Stock Options (Rt to Buy)	18.1875	8/21/02	M			8.911

Employee Stock Options (Rt to Buy)	68.10	8/21/02	A		2,380

Employee Stock Options (Rt to Buy)	18.1875	8/22/02	M			5,089

Employee Stock Options (Rt to Buy)	30.125

Employee Stock Options (Rt to Buy)	54.62

Employee Stock Options (Rt to Buy)	58.25

Employee Stock Options (Rt to Buy)	65.50

Employee Stock Options (Rt to Buy)	55.875

Employee Stock Options (Rt to Buy)	62.25

[Additional columns below]

[Continued from above table]

6. Date Exercisable		7. Title and Amount
and Expiration		of Underlying
Date (Month/Day/		Securities
Year)		(Instr. 3 and 4)
8. Price of
			Amount or	Derivative
Date	Expiration		Number of	Security
Exercisable	Date	Title	Shares	(Instr. 5)

1	12/10/03	Common Stock	8,911

8/21/02	12/10/03	Common Stock	2,380

1	12/10/03	Common Stock	5,089

2	12/8/05

3	12/12/07

4	12/11/08

5	12/17/09

6	12/15/10

7	12/14/11

9. Number of	10. Ownership
Derivative	Form of
Securities	Derivative	11. Nature of
Beneficially	Securities	Indirect
Owned at End	Beneficially	Beneficial
of Month	owned at end of month	Ownership
(Instr. 4)	(Instr. 4)	(Instr. 4)

5,089	D

2,380	D

-0-	D

20,000	D

20,000	D

25,000	D

30,000	D

72,500	D
60,000	D

      Explanation of Responses: These options vest in four (4) equal annual instruments beginning one year from date of grant: (1) 12/10/93 (2) 12/8/95 (3) 12/12/97 (4) 12/11/98 (5) 12/17/99 (6) 12/15/00 (7) 12/14/01

/S/ Stewart S. Hudnut	8/23/02
Signature of Reporting Person(1)	Date

Attorney-in-Fact

      (1)Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

      Note: File three copies of this form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

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